Contact

www.linkedin.com/in/spencer-broome-40629932 (LinkedIn)

Top Skills

Data Analysis
Data Visualization
CRM

Spencer Broome

Analytics Director at Digital Additive
Atlanta, Georgia, United States

Summary

Demonstrated history of working in the data, analytics, marketing, and advertising industry. Strong analytics professional skilled in Data Analysis, Data Visualization, ETL, Customer Relationship Management (CRM), Marketing Analytics, Account Management, Marketing, and Project Management.

Experience

Digital Additive

10 years 9 months

Analytics Director
April 2019 - Present (4 years 9 months)

Business Analytics/Senior Operations Lead
March 2016 - March 2019 (3 years 1 month)
Greater Atlanta Area

Operations Manager
December 2014 - March 2016 (1 year 4 months)
Greater Atlanta Area

Account Executive
April 2013 - December 2014 (1 year 9 months)
Greater Atlanta Area

Education

Clemson University